EPOD International Inc.
2223 Hayman Road
Kelowna, BC V1Z 1Z6

May 5, 2005

VIA FACSIMILE (202) 942-9528 and OVERNIGHT MAIL
Mr. H. Roger Schwall
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549 - 0405

Re:	EPOD International Inc.
Form 10-KSB for the year ended December 31, 2004, filed March 15, 2005,
File No. 0-32327;

Dear Mr. Schwall:

On behalf of EPOD International Inc. (the "Company"), we submit the following responses to comments set forth in your letter to us dated April 21, 2005 in connection with the above-referenced filings. For purposes of simplicity, each enumerated paragraph below corresponds to the comment set forth in your letter.

Company’s Response to Comment 1:

The column headings within the financial statements will be revised to reflect: “From July 11, 2003 (Inception) to December 31, 2003” for the consolidated statements of operations and cash flows. This will be revised in the amended filing.

Company’s Response to Comment 2:

The Company originally believed that because there was a reverse merger with Cyokonos, that the predecessor auditor opinion would not be needed, however, the predecessor auditor’s opinion dated May 28, 2004 will be included in the amended filing.

Company’s Response to Comment 3:

The consolidated notes to the financial statements (Notes 1 and 4) will be revised to reflect the reconciliation of the Statement of Stockholders’ Equity.

As described in Notes 1 and 4, the Company’s reorganization involved the exchange of 9,230,000 shares, which was effectively reduced by 3,950,000 shares of returned stock. The net resulting shares of 5,280,000 became 10,560,000 after the Company’s September 2004 stock split. The share figure of 10,560,000 effectively represents the continuing shares attributable to the shareholders of Cyokonos, which was the registrant prior to the recapitalization.

As described in the Exchange Agreement between Cyokonos and EPOD, the EPOD shareholders tendered all 5,000 shares of EPOD common stock to Cyokonos, which in turn tendered 3,600 shares of restricted common stock of Cyokonos for each share of EPOD stock received. The net resulting 18,000,000 shares (equivalent to 5,000 x 3,600) became 36,000,000 when adjusted for the aforementioned stock split.

In the reorganization, the Company’s continuing operations were that of EPOD International Inc., while Cyokonos was treated as the registrant without any continuing operations. Because the operating company effectively acquired more than 80% of the outstanding shares of the public shell, the transaction was reported as a reverse merger. Accordingly, the reverse acquisition was treated as a recapitalization requiring no step-up in the historical info of EPOD.

Conclusion:

We sincerely appreciate your prompt review and response to the aforementioned filing. We hope the above listed responses adequately answered the questions and concerns raised in your letter. If the above does not adequately address your concerns, please contact us at your earliest convenience. We are preparing an amended filing, and will file our 10-KSB/A along with a copy of this letter, early next week.

If you have any further questions regarding this letter or any other matter, please feel free to give me a call at 250-863-9570.

Yours very truly,

/s/ L. Mark Roseborough
L. Mark Roseborough
President
Chief Financial Officer